Price Waterhouse LLP
100 East Wisconsin Avenue Suite 1500
Milwaukee, WI  53202
Telephone 414 276 9500



To the Board of Trustees of JNL Series Trust

In planning and performing our audit of the financial statements of the JNL Aggressive Growth Series, JNL Capital Growth Series, JNL Global Equities Series, JNL/Alger Growth Series, JNL/Eagle Core Equity Series, JNL/Eagle SmallCap Series, JNL/Phoenix Investment Counsel Balanced Series, JNL/Phoenix Investment Counsel Growth Series, PPM America/JNL High Yield Bond Series, PPM America/JNL Money Market Series, PPM America/JNL Value
Equity Series, Salomon Brothers/JNL Global Bond Series, Salomon Brothers/JNL U.S. Government & Quality Bond Series, T. Rowe Price/JNL Established Growth Series, T. Rowe Price/JNL International Equity Investment Series and T. Rowe Price/JNL Mid-Cap Growth Series (constituting JNL Series Trust, hereafter referred to as the "Trust") for the period ended December 31, 1996, we considered the Trust's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, and not to provide assurance on the internal control structure.

The management of the Trust is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are appropriately safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 1996.

This report is intended solely for the information and use of management and the Securities and Exchange Commission.

/s/ Price Waterhouse LLP

Price Waterhouse LLP
February 14, 1997